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                                                               Exhibit 1.1

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[LOGO OF HAVAS APPEARS HERE]


                                                         Paris, November 7, 2002

Press release

                      HAVAS: REVENUE FIRST NINE MONTHS 2002

                        o    9-month revenue in unadjusted figures: -5.0 %

                        o    Organic growth for first nine months: -5.5 %

                        o    Third-quarter organic growth: -5.9 %

                        o Objective of one-point increase in EBITA margin* for 2002 compared to 2001 confirmed.


I.       SPECIFIC THIRD QUARTER SITUATION

Organic growth in the third quarter (-5.9 %) was badly hit (around -1%) by the virtual halt in MCI WorldCom advertising expenditure during that period, after the disclosure of its accounting irregularities. This sharp fall should not reoccur in the fourth quarter since MCI WorldCom subsequently resumed advertising expenditure in early October, under new conditions as established by the "Chapter 11" procedure.

II.       FIGURES FOR FIRST 9 MONTHS

Revenue totaled (euro)1 472 million for the first nine months of 2002.

The unadjusted figure is down -5.0%, compared to the first nine months 2001.

Adjusted to account for currency effects, the change was -2.7%.

Currency fluctuations and acquisitions, especially the fall in dollar exchange rates vs the euro, had a negative impact -2.4%. If the weakness in the dollar continues, Havas estimates that the impact of exchange rates on revenue for full year 2002 should be between -4.0% and -5.0%.

Adjusted to account for currency fluctuations and acquisitions, organic growth amounted to -5.5%.

Billings for the first nine months 2002 came to (euro)9,819 million and remain in line with revenue figures.


* Before exceptionals.

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III.     NEW BUSINESS

The third quarter confirmed the strong positive trend in New Business. The CSFB* (Credit Suisse First Boston) survey ranked the Group worldwide number one in terms of net new business wins for the first eight months of 2002.

Over the first nine months of the year, net new business gains amounted to
(euro)1,324m (estimated annual budgets), slightly higher both in terms of billings and revenue compared to the same period in 2001, while new business across the industry is estimated to have fallen by -30%.

The strong performance in new business attenuates the sharp drop in advertising investments by the Group's clients particularly in technology, telecoms and financial services, which were all significant sectors for Havas at the beginning of the year and whose decline in activity during 2002 amounted to -25%.

Due to the triple effect of:

1) significant New Business gains, especially in other sectors such as the Automobile Industry (Peugeot Marketing Services win in a number of countries), Consumer Goods (Reckitt Benckiser worldwide), Food & Beverage (Nestle, CRM** worldwide), Leisure (Francaise des Jeux, UEFA, Wembley),
2) the decreasing share of technology, telecoms and financial services (20% of revenues today compared to 30% in 2001) and
3) the importance of Marketing Services (70% of New Business was in Marketing Services and more particularly in CRM and Public Relations), the Havas client portfolio is today more balanced and this should enable the Group to improve its business mix for 2003.

In October, the Group continued its strong performance in New Business wins, especially in the United States, gaining accounts such as Land's End and Boston Market (McDonald's) in Traditional Advertising and Berlitz and Saab in Direct Marketing.

IV.      CASH FLOW/DEBT

Havas is confident in its capacity to control its debt and generate free cash flow.

The Group continues to take action to reach its objectives, especially by reducing its CAPEX, maintaining a disciplined, targeted acquisition policy, and strengthening the cashflow improvement program currently underway throughout the Group.

Havas believes that these measures, as well as the use of its available cashflow, should enable it to manage the scheduled reimbursement of its convertible bonds.


* Advertising New Business Monitor, 10 October 2002
** Customer Relationship Management

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V.       CURRENT MARKET ENVIRONMENT

Market conditions remain challenging. As stated previously, the Group does not expect these conditions to improve significantly in the second half.

By region, Europe is the continent that declined most in the third quarter compared with the first half, due largely to downward trends in Germany and, to a lesser extent, in Southern Europe. The Asia-Pacific region and Latin America, on the other hand, are showing improvement while the U.S. appears to be stabilizing.

By sector, CRM and specialist communications are the areas that suffered the least, whereas Public Relations, especially Financial Public Relations, were the hardest hit.

VI.      HAVAS: THIRD QUARTER PROGRESSION

By region: as with the market in general, declines were greatest in Europe for Havas compared to the first half. The Asia-Pacific region remains positive overall. Conversely the United States have improved and Latin America has witnessed a slight decline.

By sector: CRM and Healthcare have improved, whereas Financial Public Relations was the most negatively affected.

VII.     2002 OUTLOOK

In a market that is likely to remain challenging, Havas is in a position to reaffirm its key objectives for 2002:

        - Reach organic growth which is higher than the average of its major competitors.
        - Improve the EBITA/revenue ratio by one point compared to 2001 (excluding exceptional items).

These objectives are in line with the Group's strategy, which involves: developing business with existing clients (especially in integrated communication), winning new clients and cutting costs, while remaining cautious in its investments.

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--------------------------------------------------------------------------------
                          9 months 2002 / 9 months 2001
--------------------------------------------------------------------------------

                          Analysis by geographical zone

                           ------------------------------------------
         ((euro)million)       Revenues           Organic growth
                             9 months 2002
---------------------------------------------------------------------
Europe                           711                    -3.4%
---------------------------------------------------------------------
North America                    659                    -8.9%
---------------------------------------------------------------------
Latin America                     50                    +1.8%
---------------------------------------------------------------------
Asia-Pacific                      52                    +4.7%
---------------------------------------------------------------------
Total                           1472                    -5.5%
---------------------------------------------------------------------

                               Analysis by sector

---------------------------------------------------------------------
         ((euro)million)            Revenues       Organic growth
                                  9 months 2002
---------------------------------------------------------------------
Traditional advertising              548                -8.8%
---------------------------------------------------------------------
Marketing Services / Media           924                -3.5%
---------------------------------------------------------------------
Total                               1472                -5.5%
---------------------------------------------------------------------


--------------------------------------------------------------------------------
                       3rd QUARTER 2002 / 3rd QUARTER 2001
--------------------------------------------------------------------------------

                         Analysis by geographical zone

                           ------------------------------------------
         ((euro)million)            Revenues        Organic growth
                                    Q3 2002
---------------------------------------------------------------------
Europe                                212               -5.8%
---------------------------------------------------------------------
North America                         202               -6.9%
---------------------------------------------------------------------
Latin America                          12               -3.2%
---------------------------------------------------------------------
Asia-Pacific                           17               +3.2%
---------------------------------------------------------------------
Total                                 443               -5.9%
---------------------------------------------------------------------

                               Analysis by sector

---------------------------------------------------------------------
         ((euro)million)            Revenues        Organic growth
                                    Q3 2002
---------------------------------------------------------------------
Traditional advertising               174               -7.0%
---------------------------------------------------------------------
Marketing Services / Media            269               -5.3%
---------------------------------------------------------------------
Total                                 443               -5.9%
---------------------------------------------------------------------

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                                  NEW BUSINESS

The main new business wins during the third quarter 2002 were as follows:

Traditional advertising:   KPMG, Celebrity Cruises, Coors, Cerveceria (U.S.),
                           Info NXX, TUI, Evening Standard, COI Communications
                           (UK), KPN Telecom (Netherlands), Iberdrola (Spain),
                           KMD (Denmark), Kiabi (France), Suncorp Metway,
                           Peugeot (geographical expansion, Australia)

Marketing Services:        Procter & Gamble, KPMG, Stanley Tools, Guinness,
                           Department of Health, various products from Novartis and Pharmacia (U.S.), Masterfoods, MBNA (UK), BBVA
                           (Argentina), Peugeot (UK, Germany, Australia)

Media: Reckitt Benckiser (Latin America), Conduit PLC, Sky, Intercontinental (UK), KPMG (U.S.)

Main account losses during the same period were as follows:

Traditional advertising:   Vizzavi (UK, Italy, Germany), NEC (Germany),
                           De Ruyter (Netherlands), Canadian Tourism (Canada)

Marketing Services:        Advanced America, Deutsche Bank (U.S.), Royal Sun
                           Alliance (UK)

Media:                     Volkswagen (Mexico), Canadian Tourism (Canada)


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

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is the world's sixth largest communications group*. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in over 65 countries through its networks of agencies located in more than 45 countries and contractual affiliations with agencies in over 20 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,700 people.

Further information about Havas is available on the company's website: www.havas.com

*Advertising Age Annual Agency Report ranking, April 22, 2002

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Contacts:                  Simon Gillham
                           Tel: +33 (0) 1 41 34 39 73
                           Simon.gillham@havas.com

                           Virginia Jeanson
                           Tel: +33 (0) 1 41 34 42 27
                           Virginia.jeanson@havas.com

                           Catherine Francois
                           Tel: +33 (0)1 41 34 31 22
                           Catherine.francois@havas.com

                           Alice Marouani
                           Tel: +33 (0)1 41 34 42 97
                           Alice.marouani@havas.com

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